Exhibit 2

Rinker Group Limited

Half Year Reporting

Half Year ended 30 September 2005

Rinker Group Limited ABN 53 003 433 118

Results for announcement to the market

Half Year Ended 30 September 2005

	US$ MILLION	US$ MILLION
Half year ended 30 September	2005	2004

Revenue from ordinary activities	2,550.2	2,132.9
% increase on prior period	19.6%

Profit from ordinary activities after tax
attributable to members of Rinker Group Limited	365.5	240.4
% increase on prior period	52.0%

Net profit attributable to members of Rinker Group Limited	365.5	240.4
% increase on prior period	52.0%

	A$ cents per share
	2005	2004

Interim dividend per share:
The directors declared the following interim dividend on 9 November 2005 (60% franked at 30% tax rate) and 16 November 2004 (fully franked at 30% tax rate):	14	7

Record date:
Registrable transfers received by 25 November 2005 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

	US$ cents per share
Half year ended 30 September	2005	2004

Earnings per share	39.2	25.5

This document represents information provided pursuant to Listing Rule 4.2A of the Australian Stock Exchange. The information should be read in conjunction with Rinker’s most recent annual financial report, the Full Financial Report for the year ended 31 March 2005. Members wishing to receive the Full Financial Report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker Investor Relations.

Rinker Group Limited

Half Year Report for the Half Year Ended 30 September 2005

Contents

Performance Highlights

Directors’ Report

Auditors’ Independence Declaration

Financial Report

• Consolidated Income Statement

• Consolidated Balance Sheet

• Consolidated Statement of Recognised Income and Expense

• Consolidated Statement of Cash Flows

• Notes to the Consolidated Financial Statements

• Directors’ Declaration

Independent Review Report

Additional Information

RINKER GROUP LIMITED AND ITS CONTROLLED ENTITIES

PERFORMANCE HIGHLIGHTS

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004

OPERATING RESULTS
Trading revenue	2,550.2	2,132.9
Earnings before interest and tax (EBIT)	566.9	383.0
Earnings before interest, tax, depreciation and amortisation (EBITDA)	670.2	478.5
Net profit attributable to members	365.5	240.4

SHARES
Earnings per share (EPS) [US$ cents]	39.2	25.5
Interim dividend per share [A$ cents]	14.0	7.0
EBIT/Trading revenue ratio [%]	22.2	18.0
EBITDA/Trading revenue ratio [%]	26.3	22.4

CASH FLOW
Net cash from operating activities	468.4	331.2
Free cash flow	327.4	218.6
Purchases of property, plant and equipment	157.2	130.5

FINANCIAL POSITION
Net debt	274.7	501.8
Net debt to EBITDA [times]	0.24	0.60
EBIT interest cover [times]	55.4	20.3
Net debt to equity [%]	10.6	21.9
Net debt to net debt plus equity [%]	9.5	18.0

KEY MEASURES
Return on funds employed [%]	33.3	23.1
Return on equity (ROE) [%]	23.8	18.0

For a reconciliation of non-GAAP financial measures included in this document to GAAP measures, please see pages 28 to 30.

DIRECTORS’ REPORT

The directors of Rinker Group Limited (‘Rinker’) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the half year ended 30 September 2005 (the ‘Rinker group’).

The directors believe that the best measure of performance for Rinker’s US and Australian subsidiaries is in their respective local currencies inasmuch as they generate virtually all revenue and incur all costs in those local currencies. Rinker Materials Corporation US dollar denominated performance represents approximately 80% of the total Rinker group result. Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance.

Rinker is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending 31 March 2006 (YEM06). Accordingly, Rinker’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown below have been prepared under those A-IFRS accounting policies. Additional information is included in note 2 of Rinker’s Half Year Report for the six months ended 30 September 2005.

For a reconciliation of non-GAAP financial measures included in the Directors’ Report, please see pages 28 to 30. Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’. Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

REVIEW OF OPERATIONS AND THEIR RESULTS

Rinker net profit up 52% in US$

Rinker Net profit after tax (PAT) for the half year ended 30 September 2005 was US$366 million, up 52% on the previous corresponding period.

Earnings per share (EPS) rose 54% to 39.2 US cents. Earnings per ADR were US$1.96, also up 54%.

Other Highlights

•        Trading revenue rose 20% to US$2,550 million

•        Earnings before interest, tax, depreciation and amortisation (EBITDA) was up 40% to US$670 million on improved profit from all business segments

•        Profit before finance and income tax expense (EBIT) was US$567 million, up 48%. Operational EBIT, which excludes the US$31 million EBIT gain from the sale of the Buffalo Road quarry in Las Vegas in April, rose 40% to US$536 million.

•        Group EBITDA margins improved further to 26.3%, from 22.4%

•        Free cash flow was US$327 million, up 50%

•        Return on equity (ROE) was 23.8%, up from 18.0%

•        Return on funds employed (ROFE) was 33.3%, up from 23.1%.

Key Features of Result

The improved result was due mainly to volume and price gains across almost all businesses – particularly in Florida and Arizona -together with US$23 million in operational improvement savings. These gains more than offset cost increases in fuel, power and raw materials.

The interim dividend was doubled to 14 Australian cents per ordinary share. The ADR dividend is 70 Australian cents. The dividend is 60% franked and payable on 12 December.  Record date is 25 November.  The unfranked portion of the dividend will be paid from Rinker’s foreign dividend account – generally enabling the dividend to be free of Australian withholding tax in the hands of overseas shareholders.

The increase in dividend aligns with our move towards an annual dividend payout ratio of around 35%of net profit. It also reflects our confidence in the strength of our market positions and the long-term performance of the group.

Overall, the result was strong and the ongoing consistency in the performance of Rinker’s operations was pleasing.

Earnings per share have grown 29.2% per annum compound over the past five years, while sales and EBITDA have grown 15% and 20% per annum compound respectively. This result continues that growth.

On capital management, Rinker continued with its on-market share buyback during the half year. Around A$304 million (US$230 million) has been invested so far this fiscal year (year end March 2006). Over 22 million shares, 2.3% of the share register, have been purchased, at an average price per share of A$13.82.

Capital expenditure during the first half was US$170 million, and further proposals for new plants totalling over US$250 million have also been announced. In addition, we continue to seek and evaluate larger acquisitions where we can add significant value for our shareholders.

Net debt was US$275 million, almost unchanged from 31 March 2005. All capital management ratios continue to be strong. EBIT interest cover was 55 times, net debt/EBITDA was 0.24 times and leverage/gearing (net debt to net debt + equity) was 9.5% - down from 9.9% at end March 2005.

Business Results

Rinker Materials (US) Sales were US$1,975 million, up 20%. EBITDA was up 48% to US$564 million. EBIT rose 58% to US$487 million. All segments delivered higher revenue and profits, with strong price increases and higher volumes in all products except asphalt.

The Florida and Arizona operations again performed strongly, backed by ongoing solid growth in construction activity in those states. The two cement mills and most quarries in Florida were operating at or close to capacity during the period.

•        Aggregates EBITDA was up 27% to US$159 million. Average volumes rose 2%. Volumes in Florida were up 8%.

•        Concrete, block &asphalt EBITDA was US$205 million, up 86%. Concrete and block prices and volumes were up strongly, particularly in Florida.  Strong price increases were recorded in all geographic regions.

•        Cement EBITDA was US$73 million, up 23%. Volumes rose 12% on strong demand in Florida and compared to the corresponding six months last year, when shipping shortages had restricted imports. Prices were up 16% compared with the previous corresponding period. Strong global cement demand continued to make import sourcing difficult and shipping costs remained elevated. Margins declined slightly due to the higher import costs.

•        Concrete pipe EBITDA was US$81 million, up 25%. Volumes rose 2%. Operational improvement cost savings and higher prices offset higher input costs, including fuel, power, steel and cement.

•        The Other segment EBITDA rose 119% to US$46 million, including theUS$31 million EBIT contribution from the Las Vegas quarry sale.

Ready-mix (Australia) revenue rose 11% to A$756 million. EBITDA was A$146 million, up 1%, while EBIT was steady at A$112 million. Higher aggregate and concrete volumes, cost savings and price rises were largely offset by higher fuel and raw material costs, a lower contribution from the Cement Australia joint venture – due to the timing of scheduled maintenance shutdowns and one-of-gains in the previous corresponding period.

Concrete prices were up 3% across Australia on average, while concrete pipe and products prices rose slightly.

Overview and Strategy

Rinker continued to benefit from its strong regional positions in the US, with solid demand continuing in the housing and infrastructure sectors, along with the recovery in non-residential construction.

The value of construction activity in Florida and Arizona has increased respectively, in real terms, by an average of 10% and 8% a year compound over the past 15 years. This compares with 3% across the US.

Florida is particularly strong-made more attractive by its consistent employment growth, the absence of a state income tax and warm weather. The US Census Bureau forecasts that Florida, which has a current population of over 18 million, will gain more than 12.7 million new residents by 2030. That is 15% of the projected population growth in the US over that time, and will make Florida the third largest state.

Nevada, Arizona and Florida are the three fastest growing states in the US. Together, they represent over 75% of our US revenue.

We have been building on our positions in these states with small acquisitions and greenfields development – making sure we can service our customers as they move into newly-developing areas.

Capital expenditure during the half year totalled US$170 million.  Development capex, including acquisitions, was US$77 million.  This included work on new concrete and block plants in the US, along with plant expansions and new trucks to help service customer needs.  In Australia, we invested in three concrete plant upgrades, new concrete trucks, quarry reserves and around US$3 million in small acquisitions.

In the US, the number of acquisitions within the heavy building materials industry remains low, but the industry’s history is traditionally very lumpy, and it is difficult to predict when they will occur.

Rinker’s strong cash flows and financial position will allow us to invest in value-adding acquisitions as they arise.  In the meantime, we are making low risk investments in new plant and equipment, adding coverage of new and growing regions which adjoin our existing markets.

Outlook for the second half

Construction activity was expected to continue at high levels across the US and Australia.  In both locations, residential activity is expected to be lower over the next 12 months, but offset by stronger non-residential and infrastructure construction.

In the US, homebuilders have solid customer order backlogs, particularly in Florida and Arizona.  Non-residential construction permits are higher as demand for new shops, schools, health facilities, etc follows the strong housing growth of the past few years.

In the infrastructure sector, the new US$287 billion SAFETEA-LU federal transportation program should ensure road construction remains at high levels out to 2009.  This is helped by the improved fiscal position of most states across the US, which are investing in new transportation facilities and other infrastructure projects.

In Australia, the value of infrastructure construction activity has grown strongly and is now equivalent to residential construction.  BIS Shrapnel’s latest forecast is for a 1.8% increase in total construction activity in the year to March 2006, with engineering up 9.8%, non-residential/commercial up 1.3% and residential down 6.0%.

Across the group, costs continue to rise sharply.  Energy, freight and raw material costs have all increased significantly over the past 12 months and supply contracts for next calendar year are likely to be significantly higher than current agreements.  Fuel costs are a significant concern and difficult to predict.  Rinker remains a net buyer of cement, and further price rises have already been announced in the market.  The challenge therefore remains to offset higher costs with savings and efficiency gains, and price increases.

Our profit forecast for the Australian operations has not changed.  We continue to expect Ready mix to perform in line with last year’s record profit.

In the US, we are now reasonably confident of 1 January price increases in Florida.  Accordingly, we are further upgrading our full year earnings guidance for Rinker Materials to an increase of around 35% in trading EBIT.

Despite the January price increases, earnings growth in the second half, particularly the third quarter, will be slower than the first half of the year - due to the impact of Hurricane Wilma, the lack of an October 2005 price increase in Florida compared to the previous year and the various cost increases.   In addition, the second half last year showed extremely strong growth, so the comparison will be more muted.

Hurricane Wilma, which struck the US south-east in late October, caused over $3 million in direct damage to our operations.  More importantly, it caused power blackouts that halted construction activity in southern Florida during late October and early November.  The major rail systems were also inoperative for more than one week so aggregate supply out of Miami and downstream operations in north and central Florida were also impacted.  The cost of these indirect impacts is difficult to quantify but we estimate it to be around US$15 million.

Despite these setbacks, demand remains strong across the US.

DIRECTORS OF RINKER GROUP LIMITED

Directors of Rinker Group Limited at any time during the half year ended 30 September 2005, or since that date, are shown below.  Each was a director from 1 April 2005 up to and including the date of this report.

John Arthur	John Ingram
David Clarke	John Morschel
Marshall Criser	Walter Revell

Signed in accordance with a resolution of the directors.

John Morschel	David Clarke
Chairman	Chief Executive and Managing Director

Sydney, 9 November 2005

This Directors’ Report contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

RINKER GROUP LIMITED AND ITS CONTROLLED ENTITIES

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors

Rinker Group Limited

Level 8, Tower B

799 Pacific Highway

Chatswood NSW 2067

9 November 2005

Dear Board Members

Rinker Group Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Rinker Group Limited.

As lead audit partner for the review of the financial statements of Rinker Group Limited for the half year ended 30 September 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)      the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)    any applicable code of professional conduct in relation to the review.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

G Couttas

Partner

Chartered Accountants

CONSOLIDATED INCOME STATEMENT

		US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	NOTE	2005	2004

Trading revenue		2,550.2	2,132.9
Cost of sales		(1,344.5)	(1,202.1)
Warehouse and distribution costs		(500.0)	(403.6)
Selling, general and administrative costs		(186.6)	(165.0)
Share of profits from associate entities	9	13.4	20.5
Operating profit		532.5	382.7
Other income		36.0	5.2
Other expenses		(1.6)	(4.9)
Profit before finance and income tax expense		566.9	383.0
Interest income	4	12.1	8.3
Borrowing costs	4	(22.9)	(27.5)
Profit before income tax expense		556.1	363.8
Income tax expense	5	(189.1)	(120.6)
Net profit		367.0	243.2
Net profit attributable to minority interests		(1.5)	(2.8)
Net profit attributable to members of Rinker Group Limited		365.5	240.4
		(cents per share)
Basic and diluted earnings per share based on net profit attributable to members of Rinker Group Limited		39.2	25.5

Weighted average number of shares outstanding		933,554,622	943,033,120

Exchange rate (A$=US$)	1	0.7611	0.7074

Notes to the financial statements are set out on pages 11 to 25.

CONSOLIDATED BALANCE SHEET

		US$ MILLION	US$ MILLION
		30 SEPT	31 MARCH
AS AT	NOTE	2005	2005

CURRENT ASSETS
Cash and cash equivalents		340.8	588.2
Receivables		688.4	590.3
Inventories		303.3	300.9
Other current assets		24.3	25.7
Current assets		1,356.8	1,505.1

NON-CURRENT ASSETS
Receivables		54.9	58.0
Inventories		7.1	10.0
Investments accounted for using the equity method		160.4	159.6
Other financial assets		28.4	22.5
Property, plant and equipment		1,859.9	1,811.0
Intangibles		816.4	816.1
Deferred income tax assets		110.4	96.6
Other non-current assets		41.1	36.8
Non-current assets		3,078.6	3,010.6
Total assets		4,435.4	4,515.7

CURRENT LIABILITIES
Payables		491.2	494.3
Borrowings		5.5	257.1
Income tax liabilities		122.2	26.6
Provisions		83.3	72.6
Current liabilities		702.2	850.6

NON-CURRENT LIABILITIES
Payables		72.0	46.7
Borrowings		610.0	610.9
Deferred income tax liabilities		319.4	326.6
Provisions		129.3	129.8
Non-current liabilities		1,130.7	1,114.0
Total liabilities		1,832.9	1,964.6
Net assets	8	2,602.5	2,551.1

EQUITY
Contributed equity	7	1,292.2	1,475.9
Shares held in trust		(44.5)	(21.1)
Reserves		222.7	230.9
Retained profits		1,124.9	858.1
Equity attributable to members of Rinker Group Limited		2,595.3	2,543.8
Minority interests		7.2	7.3
Total equity		2,602.5	2,551.1

Exchange rate (A$=US$)	1	0.7593	0.7713

Notes to the financial statements are set out on pages 11 to 25.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	NOTE	2005	2004

Translation of foreign operations:
Exchange differences taken to equity		(16.8)	(48.1)
Cash flow hedges:
Gain taken to equity		0.4	—
Transferred to initial carrying amount of hedged item		1.9	—
Actuarial gain/(loss) on defined benefit plans		1.3	(2.0)
Income tax on items taken directly to or transferred from equity		2.2	1.4
Net (expense) recognised directly in equity		(11.0)	(48.7)
Net profit for the period		367.0	243.2
Total recognised income and expense for the period		356.0	194.5

Attributable to:
Members of Rinker Group Limited		354.5	191.7
Minority interests		1.5	2.8
		356.0	194.5

Exchange rate (A$=US$)	1	0.7611	0.7074

Notes to the financial statements are set out on pages 11 to 25.

CONSOLIDATED STATEMENT OF CASH FLOWS

		US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	NOTE	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,602.2	2,213.7
Payments to suppliers and employees		(2,046.8)	(1,884.4)
Dividends and distributions received		13.8	7.2
Interest received		12.9	7.6
Income taxes paid		(113.7)	(12.9)
Net cash from operating activities		468.4	331.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets		(157.2)	(130.5)
Proceeds from sale of property, plant and equipment and other non-current assets		39.7	3.7
Purchase of subsidiaries and businesses net of cash acquired		(12.7)	(20.5)
Proceeds from sale of interests in subsidiaries and businesses		2.8	3.0
Loans and receivables advanced		(9.0)	(10.5)
Loans and receivables repaid		12.3	37.0
Net cash (used in) investing activities		(124.1)	(117.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		555.5	816.6
Repayments of borrowings		(807.8)	(804.6)
Dividends paid		(99.5)	(53.3)
Minority interest distributions		(1.6)	(1.1)
Payments for Rinker Group Limited share buyback	7	(183.7)	(21.9)
Proceeds from issue of shares	7	—	0.7
Interest and other finance costs paid		(25.6)	(25.0)
Payments for shares held in trust		(22.9)	—
Net cash (used in) financing activities		(585.6)	(88.6)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS HELD		(241.3)	124.8
Cash and cash equivalents at beginning of the financial period		588.2	328.5
Effects of exchange rate changes		(6.1)	(13.9)
Cash and cash equivalents at 30 September		340.8	439.4

Exchange rate (A$=US$)	1	0.7611	0.7074

Non-cash financing and investing activities

There were no material non-cash transactions during the half years shown.

Notes to the financial statements are set out on pages 11 to 25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

This Half Year Report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 “Interim Financial Reporting” and the Listing Rules of the Australian Stock Exchange Limited. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 “Interim Financial Reporting”. This Half Year Report does not include all the notes of the type normally included in an annual financial report.

This report should be read in conjunction with the company’s last annual financial report, the Full Financial Report for the year ended 31 March 2005. Members wishing to receive the Full Financial Report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker Investor Relations.

The consolidated entity changed its accounting policies on 1 April 2005 to comply with Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’).  The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles (‘AGAAP’). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is discussed in note 2.

The accounting policies set out below have been applied in preparing the financial statements for the half year ended 30 September 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 April 2004 (as disclosed in note 2), the consolidated entity’s date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments including derivatives, as permitted under the first time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the lodged 2005 annual financial report. The impact of changes in these accounting policies on 1 April 2005, the date of transition for financial instruments, is discussed further under comparative information below.

FUNCTIONAL AND PRESENTATION CURRENCY

Results of Rinker Materials’ US operations and results of Readymix’s Australian operations are recorded in their local currencies, which are deemed to be their functional currency. Rinker Materials’ US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of the overall Rinker group result.

Readymix Australian dollar results are translated to US dollar presentation currency using the current rate method. Assets are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred). All foreign currency translation adjustments are taken directly to equity through foreign currency translation reserve. The financial statements of the parent entity (Rinker Group Limited) have been translated into United States dollars using the methodology described above. This is consistent with both Australian Accounting Standard AASB 121 “The Effects of Changes in Foreign Exchange Rates” and the United States Securities and Exchange Commission Rule 3-20(d) of Regulation S-X. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

FOREIGN CURRENCY TRANSACTIONS

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.

ROUNDING

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’. Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

PRINCIPLES OF CONSOLIDATION

The financial report is prepared for the consolidated entity, being Rinker Group Limited (parent entity) and the entities it controls. In these financial statements:

• results of each subsidiary are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and

• all intercompany balances and transactions are eliminated.

Subsidiaries are under no obligation to accept responsibility for liabilities of other common subsidiaries except where such an obligation has been specifically undertaken.

REVENUE RECOGNITION

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

In particular, trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i) Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii) Title in the product has transferred to the buyer.

(iii) The seller’s price to the buyer is fixed or determinable.

(iv) Collectibility is reasonably assured.

Dividend revenue is recognised on a receivable basis. Interest income is recognised using the effective interest method.

Gain or loss on the disposal of an item of property, plant and equipment is recognised on a net basis as other income or other expense.

SIGNIFICANT ITEMS

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

CASH AND CASH EQUIVALENTS

Cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash.

RECEIVABLES

Trade receivables and other receivables are recorded at amortised cost less impairment, if any. The collectability of receivables is assessed at balance sheet date and specific allowance is made for any doubtful accounts.

INVENTORIES

Inventories including work in progress are valued at the lower of cost or net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories. The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

ASSETS HELD FOR SALE

Assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the asset (or disposal group) is available for immediate sale in its present condition, and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

ASSOCIATES AND PARTNERSHIPS

Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Costs include expenditure that is directly attributable to the acquisition of an item. In the event that settlement of all or part of the purchase price is deferred, cost is determined by discounting amounts payable in the future to their present value at date of acquisition. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period. The estimated useful lives are consistent with those disclosed in the Full Financial Report for the year ended 31 March 2005.

CAPITALISATION OF INTEREST

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

INTANGIBLES

Goodwill arising from the purchase of subsidiaries or businesses is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Trademarks acquired are valued at the lower of cost or recoverable amount and not amortised.

SOFTWARE AND SYSTEM DEVELOPMENT

The cost of purchasing new software is capitalised. Development expenditures for internally generated software is capitalised when the project is technologically feasible, completion for the intended use is probable, and future recoverability of the economic benefits is reasonably assured.

Capitalised internal-use software costs include only:

i) External direct costs of materials and services consumed in developing or obtaining the software,

ii) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and

iii) Interest costs incurred on qualifying assets, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

RESEARCH

All expenditures on research activities are expensed in the year incurred.

QUARRY DEVELOPMENT

Quarry development costs are expensed when incurred unless the following can be demonstrated:

• the technical feasibility of completing the quarry so that it will be available for use or sale;

• the intention to complete the quarry development and use or sell it;

• how the quarry development costs will generate probable future economic benefits;

• the availability of adequate technical, financial and other resources to complete the development and to use or sell the quarry; and

• the ability to reliably measure the expenditure attributable to the quarry development costs.

Quarry development costs are stated at cost less accumulated amortisation and impairment and are amortised on a production basis over their useful lives.

ACQUISITION OF ASSETS

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

IMPAIRMENT OF ASSETS

Assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit and loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

Goodwill, intangible assets with indefinite useful lives, and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

LEASED ASSETS

Leased assets under contracts classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a straight-line basis except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

BORROWINGS

Bank loans and other loans are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, bank loans and other loans are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Interest expense is recognised using the effective interest rate method.

TAX EFFECT ACCOUNTING

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused losses can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, branches, associates and joint ventures except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Current and deferred tax is recognised as an expense or income in the income statement. When deferred tax items are credited or debited directly to equity, the deferred tax is also recognised directly in equity. When deferred tax arises from the initial accounting for a business combination, it is taken into account in the determination of goodwill.

No provision for withholding tax has been made on undistributed earnings of overseas subsidiaries where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas subsidiary is domiciled and the tax laws of Australia.

TAX CONSOLIDATION

The parent entity and its Australian wholly-owned entities are part of a tax-consolidated group under Australian taxation law. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited.

EMPLOYEE ENTITLEMENTS

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured. Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of wages and salaries, annual leave and long service leave and other employee benefits, which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

DEFINED BENEFIT SUPERANNUATION PLANS

The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation, or death of employees. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members’ benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognised Income and Expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense.

The liability or asset recognised in the balance sheet generally represents the net of the present value of the defined benefit obligation and the fair value of the plan assets.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 “Employee Benefits” although the Standard is not required to be applied until the annual reporting period beginning on 1 April 2006.

DEFINED CONTRIBUTION SUPERANNUATION PLANS

Contributions to defined contribution superannuation plans or US 401K plans are expensed when incurred.

RESTORATION AND ENVIRONMENTAL REHABILITATION

Provision is made to recognise the fair value of the liability for restoration and environmental rehabilitation of areas from which natural resources are extracted. The associated asset retirement costs are capitalised as part of the carrying amount of the related long-lived asset and amortised over the life of the related asset using the unit of production method. At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement. If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognise a gain or loss on settlement.

RESTRUCTURING PROVISIONS

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

• starting to implement the plan; or

• announcing its main features to those affected by it.

UNINSURED LOSSES AND FUTURE CLAIMS

Provisions for uninsured losses and future claims include retained losses within insurance policies for workers compensation, product liability, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

OTHER PROVISIONS

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. A provision is recognised for dividends when they have been declared.

SHARE-BASED PAYMENTS

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a probability model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

When the expense is recorded, a corresponding increase in equity is also recorded. In order to settle share-based payment plans, shares are purchased and included in an employee trust. The shares purchased are recorded as a reduction in equity.

DERIVATIVE AND HEDGING ACTIVITIES

The consolidated entity uses derivative financial instruments (‘derivatives’) to hedge exposures to interest rate risk. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. With the passage of time, it must be able to be demonstrated that the hedging instrument has actually been effective in reducing risk. The hedge items include recognised liabilities and forecast transactions that are probable of occurring. Interest rate swaps are designated as cash flow hedges and are used to eliminate the variability in the consolidated entity’s interest payments arising from changes in interest rates. The effective portion of changes in fair value of interest rate swaps that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recorded in profit or loss in the periods when the hedged item is recognised in profit and loss.

Hedge accounting is discontinued when the interest rate swap expires, is sold, terminated or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

COMPARATIVE INFORMATION - FINANCIAL INSTRUMENTS

Accounting Standard AASB 139, “Financial Instruments: Recognition and Measurement”, is effective for reporting periods beginning on or after 1 January 2005 and early adoption is not permitted. The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 139, as permitted on the first-time adoption of A-IFRS. The change in accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. The effect of the change in accounting policy has been an increase in other non-current assets, an increase in deferred tax liabilities, and a corresponding increase in equity reserves at the beginning of the year of $2.1 million, net of tax. The change in current year profits was not significant.

The main adjustments necessary to make the comparative financial statements comply with AASB 139 include:

•                  the recognition and measurement of derivatives at fair value

•                  the deferral in equity of the effective portion of the movement in fair value of derivatives accounted for as a cash flow hedge

•                  the recognition in profit or loss of the ineffective portion of the movement in fair value of derivatives accounted for as a cash flow hedge

•                  the recognition of any current or deferred taxes in relation to the adjustments described above

GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except:

•                  where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

USE OF ESTIMATES

The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

2 IMPACTS OF THE ADOPTION OF A-IFRS

The consolidated entity changed its accounting policies on 1 April 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, with 1 April 2004 as the date of transition, except financial instruments, where the date of transition is 1 April 2005.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s balance sheet, income statement and cash flows for the year ended 31 March 2005 and half year ended 30 September 2004 is set out in the following tables and the notes that accompany the tables.

Reconciliation of profit before finance and income

tax expense under previous AGAAP to that under A-IFRS

		SIX MONTHS	TWELVE MONTHS
		ENDED	ENDED
		30 SEPT	31 MARCH
(US$ MILLIONS)	NOTE	2004	2005

Prior period profit before finance and income tax expense as previously reported		345.9	706.7

Cessation of goodwill amortisation	a	28.3	56.3
Recognition of defined benefit obligations	b	1.0	2.1
Recognition of restoration and environmental rehabilitation obligations	c	1.1	2.3
Expensing share-based payments	d	5.5	8.8
Associates’ adjustments	e	1.8	3.6
Other	g	(0.6)	(4.7)

Total profit before finance and income tax expense		383.0	775.1

Reconciliation of net profit after tax attributable to members of

Rinker Group Limited under previous AGAAP to that under A-IFRS

		SIX MONTHS	TWELVE MONTHS
		ENDED	ENDED
		30 SEPT	31 MARCH
(US$ MILLIONS)	NOTE	2004	2005

Prior period net profit after tax as previously reported		207.6	432.6

Cessation of goodwill amortisation, net of tax	a	25.1	49.8
Recognition of defined benefit obligations, net of tax	b	0.6	1.3
Recognition of restoration and environmental rehabilitation obligations, net of tax	c	—	0.1
Expensing share-based payments, net of tax	d	4.0	5.3
Associates’ adjustments	e	1.7	3.6
Tax benefit relating to changes in deferred tax accounts	f	1.3	2.7
Other	g	0.1	(2.2)

Total net profit after tax under A-IFRS		240.4	493.2

Reconciliation of total equity as presented under previous AGAAP to that under A-IFRS

US$MILLIONS		1 APRIL	30 SEPT	31 MARCH
AS AT	NOTE	2004	2004	2005

Total equity under previous AGAAP as previously reported
		2,280.6	2,366.5	2,619.8
Changes in retained earnings, net of tax
Cessation of goodwill amortisation	a	—	25.1	49.8
Recognition of defined benefit obligations, net deficit	b	(13.4)	(12.8)	(12.1)
Recognition of actuarial (loss) on defined benefit obligations	b	—	(1.2)	(2.4)
Recognition of restoration and environmental rehabilitation obligations	c	(3.5)	(3.5)	(3.4)
Expensing share-based payments	d	—	4.0	5.3
Associates’ adjustments	e	(28.2)	(26.4)	(24.6)
Adjustments to tax balances	f	(64.0)	(62.7)	(61.3)
Other		—	0.1	(2.2)

Other changes in equity and reserves, net of tax
Reserve arising from recognising share-based payments	d	0.2	3.1	5.6
Reclassification of cost of shares held in trust to equity	d	(1.1)	(1.1)	(21.1)
Foreign exchange movement on adjustments		—	0.1	(2.3)

Total equity under A-IFRS		2,170.6	2,291.2	2,551.1

Effect of A-IFRS on the Statement of Cash Flows for the half year ended 30 September 2004

The adoption of A-IFRS has not resulted in any material adjustments to the Statement of Cash Flows for the half year ended 30 September 2004.

Effect of A-IFRS on the Statement of Cash Flows for the financial year ended 31 March 2005

The adoption of A-IFRS has not resulted in any material adjustments to the Statement of Cash Flows for the financial year ended 31 March 2005 other than the reclassification of payments for shares purchased for long-term employee incentive plans for a cost of $20.0m from net cash from operating activities to cash flows from financing activities.

Notes to the reconciliations of income and equity

a Goodwill

Under superseded AGAAP, goodwill was amortised over the period benefits were expected to be received, up to a maximum of 20 years.

Under A-IFRS, goodwill is not amortised, but is tested at least annually for impairment. The consolidated entity has elected not to restate business combinations that occurred prior to the date of transition under A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed and there is no impact on opening retained earnings at transition.

The impact on the income statement for the half year ended 30 September 2004 and the financial year ended 31 March 2005 reflects the reversal of goodwill amortisation previously recorded under AGAAP.

b Employee benefits

Under superseded AGAAP, contributions to defined benefit plans were expensed when paid, and no assets or liabilities were recognised in relation to defined benefit plans.

Under A-IFRS, an entity is required to recognise the net surplus or deficit of each defined benefit plan, and annually remeasure the surplus/deficit based on actuarial valuation. The annual expense is based on an actuarial estimate of the funding cost of members’ benefits. Actuarial gains or losses arising from changes in discount rates, market investment performance, or other actuarial assumptions are recorded directly against retained earnings.

The opening retained earnings adjustment reflects the net effect of the recognition of the surplus/deficit at the date of transition and the removal of a payable set up under previous AGAAP to reflect contributions owed. The income statement adjustments for the half year ended 30 September 2004 and the financial year ended 31 March 2005 reflect the actuarially estimated expense of funding cost of members’ benefits and the reversal of contributions expensed under AGAAP. The impact on retained earnings for the half year ended 30 September 2004 and the financial year ended 31 March 2005 reflects the gain arising from changes in discount rates, market investment performance, or other actuarial assumptions.

c Restoration and environmental provisions

Under superseded AGAAP, restoration and environmental rehabilitation costs were recognised over the

Under A-IFRS, the fair value of the liability is recognised as works requiring rehabilitation are undertaken and the associated asset retirement cost is capitalised as part of the carrying amount of the asset and amortised over the economic life of the relevant quarry. During the year, the liability is increased to reflect the passage of time (accretion expense) and adjusted to reflect changes in the estimated future cash flows underlying the initial fair value measurement.

The opening balance retained earnings adjustment reflects the recognition of the provision for restoration and rehabilitation and the capitalisation of the associated asset retirement cost. The income statement adjustments for the half year ended 30 September 2004 and the financial year ended 31 March 2005 reflect depreciation of the capitalised asset retirement cost, accretion of the restoration and rehabilitation provision, and reversal of operating expenses recognised under AGAAP.

d Share-based payment

Under superseded AGAAP, Rinker recognised an expense in respect of the cash paid for shares acquired to settle Rinker’s obligation under share-based incentive plans. The cost of the shares purchased in conjunction with these plans was recognised as a deferred cost and amortised over the vesting period.

Under A-IFRS, compensation expense related to share-based payments is recognised over the vesting period based on the fair value of the equity instrument at grant date. The compensation expense is included in employee benefits expense with a corresponding increase in the equity-based compensation reserve. Shares purchased in the name of employees and held in trust are accounted for as a reduction of equity (‘shares held in trust’).

The income statement adjustments for the half year ended 30 September 2004 and the financial year ended 31 March 2005 reflect the recognition of share-based payments expense and the reversal of expense recognised under AGAAP. Adjustments to equity during the half year ended 30 September 2004 and the financial year ended 31 March 2005 reflect the increase in reserves corresponding with the share-based payment expense and the reallocation of shares held in trust from deferred costs to equity.

e Associates’ accounting

The increase in associates’ net profit represents the consolidated entity’s share of associates’ impact of adoption of A-IFRS, primarily resulting from the cessation of goodwill amortisation under A-IFRS, recognition of quarry rehabilitation provisions and adjustments to deferred tax balances.

f Income taxes

Under superseded AGAAP, income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. Certain temporary timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method. This method requires recording all temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases. This resulted in the recognition of additional deferred tax liabilities not previously recognised under AGAAP. Additional deferred tax liabilities were recorded for prior revaluation of non-current assets, land revalued upon acquisition, and non-deductible quarry reserves.

The effect of the above adjustments on the deferred tax balances is as follows:

US$ MILLIONS	1 APRIL	30 SEPT	31 MARCH
AS AT	2004	2004	2005

Cessation of goodwill amortisation	—	(3.2)	(6.5)
Recognition of defined benefit obligations	8.4	8.8	9.2
Recognition of restoration and environmental rehabilitation obligations	2.0	2.0	2.0
Expensing share-based payments	—	(0.9)	(2.3)
Deferred tax not recognised under previous AGAAP	(64.0)	(62.7)	(61.3)
Foreign exchange movements on adjustments on deferred tax	—	—	(0.5)
Net (decrease)/increase in deferred tax balances	(53.6)	(56.0)	(59.4)

The effect of the above adjustments on tax expense is as follows:

	SIX MONTHS	TWELVE MONTHS
	ENDED	ENDED
	30 SEPT	31 MARCH
US$ MILLIONS	2004	2005

Cessation of goodwill amortisation	(3.2)	(6.5)
Recognition of defined benefit obligations	(0.4)	(0.8)
Recognition of restoration and environmental rehabilitation obligations	—	—
Expensing share-based payments	(1.5)	(3.5)
Deferred tax not recognised under previous AGAAP	1.3	2.7
Net decrease/(increase) in tax expense	(3.8)	(8.1)

g Other

Other adjustments, not individually material, include adjustment to the net gain/loss on divestments resulting from the cessation of goodwill amortisation, reclassification of finance charges on overdue receivables from trading revenue to interest income, and the cessation of tradename amortisation.

h Revenue on sale of assets

Under superseded AGAAP policies, the consolidated entity recognised the gain or loss on disposal of property, plant and equipment on a ‘gross’ basis by recognising the proceeds from sale as revenue and the carrying amount of the property, plant and equipment disposed as expense. Under A-IFRS, the gain or loss on disposal is recognised on a ‘net’ basis, and net gains are classified as income, rather than revenue. Accordingly, the ‘gross’ amounts have been reclassified within the income statement for A-IFRS reporting purposes. There is no impact on either profit or equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 SEGMENT INFORMATION

PRODUCTS AND SERVICES OF SEGMENTS

Rinker Materials

Aggregates

Cement

Concrete, block and asphalt

Concrete pipe and products

Other: gypsum supply, pre-stressed concretea, polyethylene pipea, Rinker Materials corporate costs

Readymix

Aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products

							NET PROFIT ATTRIBUTABLE
	PROFIT BEFORE		INCOME TAX		MINORITY		TO MEMBERS OF
US$ MILLION	INCOME TAX EXPENSE		(EXPENSE) BENEFIT		INTERESTS		RINKER GROUP LIMITED
HALF YEAR ENDED 30 SEPTEMBER	2005	2004	2005	2004	2005	2004	2005	2004
BUSINESS SEGMENTS
Rinker Materials
Aggregates	129.0	99.8	(40.6)	(34.0)	—	—	88.4	65.8
Cement	66.0	52.8	(23.9)	(19.5)	—	—	42.1	33.3
Concrete, block, asphalt	180.2	88.9	(67.8)	(32.7)	(0.1)	—	112.3	56.2
Concrete pipe and products	68.3	52.2	(24.7)	(19.3)	—	—	43.6	32.9
Other	43.5	14.5	(15.3)	(3.6)	(1.4)	(2.8)	26.8	8.1
Total Rinker Materials	487.0	308.2	(172.3)	(109.1)	(1.5)	(2.8)	313.2	196.3
Readymix (US$)	85.5	79.8	(23.4)	(21.7)	—	—	62.1	58.1
Readymix (A$)	112.3	112.9	(30.8)	(30.7)	—	—	81.5	82.2
Segment totals	572.5	388.0	(195.7)	(130.8)	(1.5)	(2.8)	375.3	254.4
Corporate	(5.6)	(5.0)	1.3	1.4	—	—	(4.3)	(3.6)
Group totals before finance	566.9	383.0	(194.4)	(129.4)	(1.5)	(2.8)	371.0	250.8
Net finance (note 4)	(10.8)	(19.2)	5.3	8.8	—	—	(5.5)	(10.4)
Consolidated Rinker group	556.1	363.8	(189.1)	(120.6)	(1.5)	(2.8)	365.5	240.4

	EXTERNAL		INTERNAL		TOTAL
US$ MILLION	TRADING REVENUE		TRADING REVENUE		TRADING REVENUE
HALF YEAR ENDED 30 SEPTEMBER	2005	2004	2005	2004	2005	2004

BUSINESS SEGMENTS
Rinker Materials
Aggregates	328.1	284.5	199.7	148.9	527.8	433.4
Cement	113.6	91.9	118.8	88.8	232.4	180.7
Concrete, block, asphalt	1,061.1	795.5	—	—	1,061.1	795.5
Concrete pipe and products	292.8	254.6	—	—	292.8	254.6
Other	179.3	224.7	—	—	179.3	224.7
Intercompany eliminations	—	—	(318.5)	(237.7)	(318.5)	(237.7)
Total Rinker Materials	1,974.9	1,651.2	—	—	1,974.9	1,651.2
Readymix (US$)	575.3	481.7	—	—	575.3	481.7
Readymix (A$)	756.0	681.8	—	—	756.0	681.8
Consolidated Rinker Group	2,550.2	2,132.9	—	—	2,550.2	2,132.9

(a)   The pre-stressed concrete and polyethylene pipe businesses were disposed of during year ended 31 March 2005.

	INVESTMENTS ACCOUNTED		SHARE OF
	FOR USING THE		ASSOCIATE ENTITIES’		DEPRECIATION, DEPLETION		CAPITAL
	EQUITY METHOD		NET PROFIT		AND AMORTISATION(b)		EXPENDITURE(c)
US$ MILLION	30 SEPT	31 MARCH	30 SEPT	30 SEPT	30 SEPT	30 SEPT	30 SEPT	30 SEPT
AS AT AND HALF YEAR ENDED	2005	2005	2005	2004	2005	2004	2005	2004

BUSINESS SEGMENTS
Rinker Materials
Aggregates	8.5	4.5	1.9	1.6	30.2	25.8	43.3	20.6
Cement	—	—	—	—	7.2	6.6	3.6	2.3
Concrete, block, asphalt	—	—	—	—	25.0	21.4	79.0	85.1
Concrete pipe and products	—	—	—	—	12.3	12.5	5.0	5.3
Other	—	—	—	—	2.7	6.6	4.3	3.6
Total Rinker Materials	8.5	4.5	1.9	1.6	77.4	72.9	135.2	116.9
Readymix (US$)	151.9	155.1	11.5	18.9	25.9	22.6	27.9	34.0
Readymix (A$)	200.0	201.0	15.2	26.6	33.9	31.9	36.6	48.4
Consolidated Rinker group	160.4	159.6	13.4	20.5	103.3	95.5	163.1	150.9

(b)   Other non-cash expenses are immaterial.

(c)   Shown on an accruals basis.

					ALLOCATED		SEGMENT
					TAX ASSETS		FUNDS
	ASSETS		LIABILITIES		AND LIABILITIES		EMPLOYED
US$ MILLION	30 SEPT	31 MARCH	30 SEPT	31 MARCH	30 SEPT	31 MARCH	30 SEPT	31 MARCH
AS AT	2005	2005	2005	2005	2005	2005	2005	2005

Segment funds employed is calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

BUSINESS SEGMENTS
Rinker Materials
Aggregates	1,010.5	978.4	(139.5)	(128.0)	(86.0)	(70.7)	785.0	779.7
Cement	423.8	415.7	(39.9)	(39.2)	(55.0)	(48.7)	328.9	327.8
Concrete, block, asphalt	1,050.5	958.2	(246.2)	(207.0)	(100.9)	(75.2)	703.4	676.0
Concrete pipe and products	437.6	447.3	(78.4)	(73.2)	(46.0)	(34.9)	313.2	339.2
Other	146.7	116.5	(101.4)	(113.1)	(4.2)	1.6	41.1	5.0
Intercompany eliminations	(41.9)	(30.9)	41.9	30.9	—	—	—	—
Total Rinker Materials	3,027.2	2,885.2	(563.5)	(529.6)	(292.1)	(227.9)	2,171.6	2,127.7
Readymix (US$)	947.3	938.3	(199.8)	(195.9)	(38.6)	(36.8)	708.9	705.6
Readymix (A$)	1,247.6	1,216.5	(263.2)	(254.0)	(50.8)	(47.6)	933.6	914.9
Segment totals	3,974.5	3,823.5	(763.3)	(725.5)	(330.7)	(264.7)	2,880.5	2,833.3
Corporate	1.9	2.0	(4.2)	(5.1)
Group totals	3,976.4	3,825.5	(767.5)	(730.6)
Cash	340.8	588.2	—	—
Tax assets (liabilities)	110.4	96.6	(441.6)	(353.2)
Interest and other finance receivable (payable)	7.8	5.4	(8.3)	(12.8)
Borrowings	—	—	(615.5)	(868.0)
Consolidated Rinker group	4,435.4	4,515.7	(1,832.9)	(1,964.6)

4 NET FINANCE EXPENSE

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004
Interest paid or payable on
short-term debt	0.1	0.3
long-term debt	20.2	22.8
Total interest expense	20.3	23.1
Add
other borrowing costs	2.8	4.5
foreign exchange (gain)	(0.2)	(0.1)
Borrowing costs	22.9	27.5
Less interest income	12.1	8.3
Net finance expense	10.8	19.2

5 INCOME TAX

Reconciliation of income tax expense at the statutory rate to actual income tax expense

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004
Profit before income tax expense	556.1	363.8

Income tax expense calculated at 30%	166.8	109.2
Increase (decrease) in income tax expense due to
Overseas tax rate differential	28.8	17.8
Non-tax deductible other expenditure	1.2	2.9
Supplementary US depletion deductions	(3.2)	(4.2)
Equity accounted associates’ profit on dividends received	(1.8)	(4.5)
Income tax (over) provided in previous years	(2.1)	0.1
Other items	(0.6)	(0.7)
Total income tax expense	189.1	120.6

Rinker and its Australian resident wholly-owned entities have entered into a tax sharing agreement which provides for the allocation of income tax liabilities should the head entity default on its income tax payment obligations. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited. The tax consolidated group has also entered into a tax funding agreement that requires wholly-owned Australian subsidiaries to make/receive contributions to the head entity for:

(i)             deferred tax balances recognised by the head entity on implementation date; and

(ii)          notional tax expense calculated as if the wholly owned entities were taxed on a “stand-alone” basis.

The contributions are payable as set out in the tax funding agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities.

6 DIVIDENDS

		DATE	AMOUNT PER SHARE	TOTAL AMOUNT
	DATE DECLARED	PAID / PAYABLE	(AUSTRALIAN CENTS)	(AS MILLION)
RECOGNISED IN 2005
Final dividend year ended 31 March 2004(a)	25 May 2004	2 July 2004	8	75.5
Interim dividend year ended 31 March 2005(a)	16 November 2004	13 December 2004	7	65.9
TOTAL RECOGNISED	15	141.4

RECOGNISED IN 2006
Final dividend year ended 31 March 2005(b)	12 May 2005	1 July 2005	14	131.1

UNRECOGNISED
Interim dividend year ended 31 March 2006(b)	9 November 2005	12 December 2005	14	128.7

The final dividend in respect of ordinary shares for the year ended 31 March 2005 was declared on 12 May 2005. Accordingly, this item was recognised during the half year ended 30 September 2005.

On 9 November 2005, the Rinker Group Limited directors declared an interim dividend of 14 Australian cents per share. This interim dividend in respect of ordinary shares for the half year ended 30 September 2005 has not been recognised in this half year report because the interim dividend was declared subsequent to 30 September 2005. This amount will be payable based on shares on issue at 25 November 2005 and is estimated to be A$128.7 million.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent five Rinker ordinary shares, will receive a dividend equivalent to 70 Australian cents per ADR, or five times the interim dividend per ordinary share noted above.

(a)         100 per cent franked at the Australian corporate tax rate of 30 per cent

(b)         60 per cent franked at the Australian corporate tax rate of 30 per cent. The unfranked portion of this dividend will be paid from Rinker’s foreign dividend account.

7 CONTRIBUTED EQUITY

		CONTRIBUTED
	ORDINARY SHARES	EQUITY
HALF YEAR ENDED 30 SEPTEMBER 2005	FULLY PAID(a)	US$ MILLION

Particulars of shares issued during the half year by Rinker Group Limited
On issue 31 March 2005	941,232,368	1,475.9
Share buyback(b)	(17,819,268)	(183.7)
On issue 30 September 2005	923,413,100	1,292.2

(a)         Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.

(b)         On 12 May 2005, Rinker announced that a 12 month on-market share buyback of up to 10 per cent of its ordinary shares would commence.

17,819,268 shares were repurchased under the on-market buyback during the half year to 30 September 2005, of which 12,906,942 related to the buyback announced 12 May 2005 and the remainder related to a previous buyback program ended 26 May 2005. Shares repurchased were cancelled immediately on receipt.

8 NET TANGIBLE ASSETS PER SHARE

Net tangible assets per share represents net assets less intangible assets and outside equity interests divided by number of shares outstanding:

	US$ MILLION	US$ MILLION
	30 SEPT	31 MARCH
AS AT	2005	2005
Net assets	2,602.5	2,551.1
Less intangible assets	(816.4)	(816.1)
Less minority interests	(7.2)	(7.3)
Net tangible assets	1,778.9	1,727.7
Number of shares outstanding (million)	923.4	941.2
Net tangible assets (dollars per share)	1.93	1.84

9 EQUITY ACCOUNTING INFORMATION

Aggregate share of profits (losses) from equity accounted associates and partnerships (together ‘associate entities’)

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004
Profit before income tax expense	15.0	16.6
Income tax (expense) benefit	(1.6)	3.9
Aggregate share of profits after tax from equity accounted associate entities	13.4	20.5

		OWNERSHIP INTEREST		CONTRIBUTION TO NET PROFIT
		%	%	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER		2005	2004	2005	2004

Name of entity	Principal activity
Cement Australia Holdings Pty Limited(a)	cement manufacture	25%	25%	5.1	14.4
Metromix Pty Limited	pre-mixed concrete	50%	50%	0.9	0.6
Granite Canyon Joint Venture(a)	aggregates	49%	49%	1.8	1.5
Other immaterial associates				—	(0.1)
Associates				7.8	16.4

Cement Australia Partnership(a)	cement distribution	25%	25%	4.6	3.4
Emoleum Partnership(a)	road resurfacing	50%	50%	1.4	0.6
Other immaterial partnerships				(0.4)	0.1
Partnerships				5.6	4.1
Total associate entities				13.4	20.5

(a)         The fiscal year end is 31 December

10 CONTINGENT LIABILITIES

	US$ MILLION	US$ MILLION
	30 SEPT	31 MARCH
AS AT	2005	2005

Contingent liabilities, capable of estimation, arise in respect of the following categories:
Performance bonds provided to third parties	77.7	72.8
Bank guarantees provided by Rinker group(a)	92.3	74.9
Total contingent liabilities	170.0	147.7

(a)         Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. The total bank guarantee facility available is US$108.6 million. No specific Rinker group assets are pledged as security for the bank guarantees. The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles. No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial. No payments have been made by the banks under these guarantees in the half year ended 30 September 2005 or the financial year ended 31 March 2005.

Rinker Australia Pty Ltd (formerly Readymix Holdings Pty Ltd) acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers’ compensation insurance, as does Rinker Materials Corporation and certain of its subsidiaries in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

11 DETAILS OF ENTITIES OVER WHICH CONTROL HAS BEEN GAINED OR LOST

During the half year ended 30 September 2005, there were no material acquisitions or disposals of controlled entities.

12 SUBSEQUENT EVENTS

On 9 November 2005, the directors declared an interim dividend of 14 Australian cents per share, 60 per cent franked. The total amount of the dividend is estimated to be A$128.7 million and has not been provided for in the financial statements for the half year ended 30 September 2005.

Rinker Group Limited

ABN 53 003 433 118

Directors’ Declaration

Declaration by directors on the financial statements and notes thereto set out on pages 7 to 25.

The directors declare that:

(a)         in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b)         in our opinion the financial statements and notes thereto are in accordance with the Corporations Act 2001 (the ‘Act’) including:

(i)             section 304 of the Act (compliance with accounting standards); and

(ii)          section 305 of the Act (true and fair view).

Signed in accordance with a resolution of the directors made pursuant to section 303(5) of the Act.

John Morschel	David Clarke
Chairman	Chief Executive and Managing Director

Sydney, 9 November 2005

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of cash flows, statement of recognised income and expense, accompanying notes to the financial statements and the directors’ declaration for the consolidated entity for the half year ended 30 September 2005 as set out on pages 7 to 26. The consolidated entity comprises both Rinker Group Limited (the company) and the entities it controlled at the end of the half year or from time to time during the half year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standards AASB 134 “Interim Financial Reporting” and AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity’s personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Rinker Group Limited is not in accordance with:

(a)                                 the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the consolidated entity’s financial position as at 30 September 2005 and of its performance for the half year ended on that date; and

(ii)                                  complying with Accounting Standards AASB 134 “Interim Financial Reporting” and AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” and the Corporations Regulations 2001; and

(b)                                 other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

Sydney, 9 November 2005

ADDITIONAL INFORMATION

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used elsewhere in this document, are not defined under Australian Generally Accepted Accounting Principles (GAAP). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to GAAP measures. Reconciliations of these measures to thenearest GAAP measures are presented below.

A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily the cessation of goodwill amortisation

1 RECONCILIATION OF EBIT AND EBITDA

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004

Trading Revenue
Aggregates	528	433
Cement	233	181
Concrete, block, asphalt	1,061	795
Other	179	225
Concrete pipe and products	293	255
Intercompany eliminations	(319)	(238)
Rinker Materials	1,975	1,651
Readymix (US$)	575	482
Readymix (A$)	756	682
Consolidated Rinker group	2,550	2,133

Segment EBIT
Aggregates	129.0	99.8
Cement	66.0	52.8
Concrete, block, asphalt	180.2	88.9
Concrete pipe and products	68.3	52.2
Other	43.5	14.5
Rinker Materials	487.0	308.2
Readymix (US$)	85.5	79.8
Readymix (A$)	112.3	112.9
Corporate	(5.6)	(5.0)
Consolidated Rinker group	566.9	383.0

Segment DA
Aggregates	30.2	25.8
Cement	7.2	6.6
Concrete, block, asphalt	25.0	21.4
Concrete pipe and products	12.3	12.5
Other	2.7	6.6
Rinker Materials	77.4	72.9
Readymix (US$)	25.9	22.6
Readymix (A$)	33.9	31.9
Consolidated Rinker group	103.3	95.5

Segment EBITDA
Aggregates	159.2	125.6
Cement	73.2	59.4
Concrete, block, asphalt	205.2	110.3
Concrete pipe and products	80.6	64.7
Other	46.2	21.1
Rinker Materials	564.4	381.1
Readymix ($US)	111.4	102.4
Readymix (A$)	146.2	144.8
Corporate	(5.6)	(5.0)
Consolidated Rinker group	670.2	478.5

2 RECONCILIATION OF EARNINGS PER SHARE

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004
Net profit attributable to members of Rinker Group Limited	365.5	240.4
Weighted average number of shares outstanding (million)	933.6	943.0
Earnings per share (cents)	39.2	25.5

3 RECONCILIATION OF RETURN ON EQUITY (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

	US$ MILLION	US$ MILLION
YEAR ENDED 30 SEPTEMBER	2005	2004
Net profit attributable to members of Rinker Group Limited	618.3	411.8
Equity attributable to members of Rinker Group Limited	2,595.3	2,284.5
ROE	23.8%	18.0%

4 RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		FUNDS			FUNDS
US$ MILLION	EBIT	EMPLOYED	ROFE	EBIT	EMPLOYED	ROFE
YEAR ENDED 30 SEPTEMBER	2005	2005	2005	2004	2004	2004
Aggregates	224.5	785.0	28.6%	171.9	774.3	22.2%
Cement	130.9	328.9	39.8%	105.0	318.2	33.0%
Concrete, block, asphalt	303.8	703.4	43.2%	157.5	620.1	25.4%
Concrete pipe and products	105.7	313.2	33.7%	73.8	339.2	21.7%
Other	53.5	41.1	n.a.	10.1	111.0	n.a.
Total Rinker Materials	818.4	2,171.6	37.7%	518.3	2,162.8	24.0%
Readymix (US$)	152.6	708.9	21.5%	138.8	624.1	22.2%
Readymix (A$)	199.1	933.6	21.3%	193.1	870.8	22.2%
Corporate	(12.0)	(2.7)	n.a.	(10.4)	10.2	n.a.
Rinker group	959.0	2,877.8	33.3%	646.7	2,797.1	23.1%

5 RECONCILIATION OF NET DEBT

Net debt represents current and non-current borrowings less cash and cash equivalents.

US$ MILLION	30 SEPT	31 MARCH	30 SEPT
AS AT	2005	2005	2004
Current borrowings	5.5	257.1	256.0
Non-current borrowings	610.0	610.9	685.2
Less: cash and cash equivalents	(340.8)	(588.2)	(439.4)
Net debt	274.7	279.8	501.8

6 RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

US$ MILLION	30 SEPT	30 SEPT
YEAR ENDED	2005	2004
Interest expense (for last 12 months)	43.3	49.7
Interest income (for last 12 months)	(26.0)	(17.8)
Net interest expense	17.3	31.9
EBIT (for last 12 months)	959.0	646.7
EBIT Interest Cover (times)	55.4	20.3

7 RECONCILIATION OF NET DEBT TO EBITDA

Net debt to EBITDA represents net debt divided by EBITDA.

US$ MILLION	30 SEPT	30 SEPT
AS AT	2005	2004
Net debt	274.7	501.8
EBITDA (for last 12 months)	1,161.8	833.3
Net debt to EBITDA [times]	0.24	0.60

8 RECONCILIATION OF GEARING/LEVERAGE

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

US$ MILLION	30 SEPT	31 MARCH	30 SEPT
AS AT	2005	2005	2004
Net debt	274.7	279.8	501.8
Equity	2,602.5	2,551.1	2,291.2
Gearing/leverage (net debt/ equity)	10.6%	11.0%	21.9%
Gearing/leverage (net debt/ net debt plus equity)	9.5%	9.9%	18.0%

9 RECONCILIATION OF FREE CASH FLOW

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ MILLION	US$ MILLION
HALF YEAR ENDED 30 SEPTEMBER	2005	2004
Profit before finance and income tax expense	566.9	383.0
Depreciation and amortisation	103.3	95.5
Net income tax (paid)	(113.7)	(12.9)
Change in working capital	(74.1)	(105.5)
(Profit) on asset sales	(34.2)	(0.1)
Interest received	12.9	7.6
Other	7.3	(36.4)
Net Cash from operating activities	468.4	331.2
Operating capital expenditure	(92.5)	(87.6)
Interest paid	(25.6)	(25.0)
Payments for shares held in trust	(22.9)	—
Free Cash Flow	327.4	218.6

Capital expenditure summary:
Operating capital expenditure	(92.5)	(87.6)
Development capital expenditure	(64.7)	(42.9)
Total purchase of property plant and equipment	(157.2)	(130.5)
Purchase of businesses	(12.7)	(20.5)
Total capital expenditure	(169.9)	(151.0)

ADDITIONAL INFORMATION

Dividend

An interim ordinary dividend was declared on 9 November 2005 and is payable on 12 December 2005. Rinker ordinary shares and ADR’s begin trading exdividend on 21 November 2005. Registrable transfers received by Rinker Group Limited’s external share registrar, Computershare Investor Services Pty Limited, by 25 November 2005 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Share register	Computershare Investor Services Pty Limited
Level 3,
60 Carrington Street,
Sydney, NSW 2000 Australia.
GPO Box 7045
Sydney, NSW 2000 Australia.

Amount per share

Current half year:	14 Australian cents (60% franked at 30% tax rate)

Rinker Group Limited financial dates

2005
9 November	Half year results and interim dividend announced
21 November	Shares begin trading ex-dividend
25 November	Record date for interim dividend
12 December	Interim dividend paid

2006 (Indicative dates)
31 March	Year end
11 May	Full year results and final dividend announced
5 June	Shares begin trading ex-dividend
9 June	Record date for final dividend
16 June	Annual report released and notice of meeting and proxy form mailed
4 July	Final dividend paid
16 July	Proxy returns close (10:00 am Sydney)
18 July	Annual general meeting
30 September	Half year end